                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                   Annual Report Pursuant to Section 15(d) of
                       The Securities Exchange Act of 1934

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

     For the fiscal year ended          December 31, 2001
                               -------------------------------------------------

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

     For the transition period from _________________ to _________________

                          Commission file number         1-6948
                                                 ----------------------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: United Dominion Industries, Inc. Compass Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
                                SPX Corporation
                        13515 Ballantyne Corporate Place
                         Charlotte, North Carolina 28277

                        United Dominion Industries, Inc.
                                  Compass Plan

                                Financial Report

                                December 31, 2001

United Dominion Industries, Inc. Compass Plan

                                                                        Contents
Report Letters                                                           1-2

Statement of Net Assets Available for Benefits                             3

Statement of Changes in Net Assets Available for Benefits                  4

Notes to Financial Statements                                           5-12

Schedule of Assets Held for Investment Purposes                   Schedule 1

                          Independent Auditor's Report

To the Administrative Committee
United Dominion Industries, Inc.
     Compass Plan

We have audited the accompanying statement of net assets available for benefits of United Dominion Industries, Inc. Compass Plan as of December 31, 2001 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                  /s/ Plante & Moran, LLP

Southfield, Michigan
June 18, 2002

                          Independent Auditors' Report

To the Board of Directors
United Dominion Industries, Inc.
     Compass Plan

We have audited the accompanying statement of net assets available for benefits of United Dominion Industries, Inc. Compass Plan (the "Plan") as of December 31, 2000 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

                                                  /s/ KPMG LLP

Charlotte, North Carolina
July 13, 2001

United Dominion Industries, Inc. Compass Plan

                                  Statement of Net Assets Available for Benefits

                                                                           December 31
                                                                 ------------------------------
                                                                      2001            2000
                                                                 -------------    -------------
Assets
   Participant-directed investments, at fair value:
     Mutual funds                                                $ 107,380,365    $ 156,621,484
     Common trust fund                                              15,764,952       22,775,945
     Interest in SPX Pooled Stock Master Trust                       8,017,430                -
     Interest in United Dominion Company Pooled
        Stock Master Trust                                                   -        3,222,679
     Cash                                                              222,348            1,091
   Investments at contract value - Interest in UDI Stable
     Capital Master Trust                                           52,711,690       58,467,695
   Participant loans                                                 5,579,050        7,529,715
                                                                 -------------    -------------

          Total investments                                        189,675,835      248,618,609

   Receivables:
     Employee contributions                                            150,504          710,959
     Employer contributions                                            107,198        2,711,747
     Other                                                                   -           27,553
                                                                 -------------    -------------

          Total receivables                                            257,702        3,450,259
                                                                 -------------    -------------

Net Assets Available for Benefits                                $ 189,933,537    $ 252,068,868
                                                                 =============    =============

See Notes to Financial Statements.     3

United Dominion Industries, Inc. Compass Plan

                       Statement of Changes in Net Assets Available for Benefits

                                                                       Year Ended December 31
                                                                 -------------------------------
                                                                      2001              2000
                                                                 --------------- ---------------
Additions to Net Assets
   Investment income:
     Interest and dividends                                      $   1,655,082     $  14,760,859
     Investment income from interest in master trusts
        (Note 3)                                                     8,533,078         1,926,562
     Net depreciation in fair value of investments:
        Mutual funds                                               (23,318,850)      (31,281,749)
        Common trust fund                                           (2,810,158)       (2,334,139)
                                                                 -------------   ---------------

          Total investment loss                                    (15,940,848)      (16,928,467)
                                                                 -------------   ---------------

   Contributions:
     Employee                                                       12,309,224        15,421,703
     Employer                                                        4,753,122         4,739,074
     Rollovers                                                         593,401                 -
                                                                 -------------   ---------------

          Total contributions                                       17,655,747        20,160,777
                                                                 -------------   ---------------

   Net assets transferred from other plans (Note 6)                          -         9,596,779
                                                                 -------------   ---------------

          Total additions                                            1,714,899        12,829,089
                                                                 -------------   ---------------

Deductions from Net Assets
   Distributions to participants                                    44,258,483        22,693,927
   Net assets transferred to other plans (Note 6)                   19,591,747                 -
                                                                 -------------   ---------------

          Total deductions                                          63,850,230        22,693,927
                                                                 -------------   ---------------

Net Decrease in Net Assets Available for Benefits                  (62,135,331)       (9,864,838)

Net Assets Available for Benefits - Beginning of year              252,068,868       261,933,706
                                                                 -------------   ---------------

Net Assets Available for Benefits - End of year                  $ 189,933,537     $ 252,068,868
                                                                 =============   ===============

See Notes to Financial Statements.           4

United Dominion Industries, Inc. Compass Plan

                                                   Notes to Financial Statements
                                                      December 31, 2001 and 2000

Note 1 -  Plan Description

          The following brief description of the United Dominion Industries, Inc. Compass Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan Agreement for more complete information.

          General - On May 24, 2001, United Dominion Industries, Inc. was acquired by SPX Corporation (the "Company"). The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is offered on a voluntary basis to eligible salaried and nonunion hourly employees of United Dominion Industries, Inc., a division of SPX Corporation, except for those employees already covered by another Company-sponsored defined contribution plan. An eligible employee may become an active participant in the Plan immediately following his or her full employment with United Dominion Industries, Inc. In January 2002, the Plan was merged with the SPX Corporation Retirement Savings and Stock Ownership Plan.

          Contributions - Contributions to the Plan by employees are limited to 15 percent of an employee's annual before-tax compensation up to the maximum allowed under the Internal Revenue Code. Participants in the Plan are at all times 100 percent vested in their Plan account balances and earnings related to their contributions. The Company's contributions are determined annually by the Company's Board of Directors. Prior to May 24, 2001, Company matches were performance-based and at the discretion of the Company. Effective July 1, 2001, the Company match, for substantially all employee groups covered, is the lesser of the participant's pre-tax contribution or 4 percent of the participant's compensation.

          Participant Accounts - Each participant's account is credited with the participant's contribution and the participant's share of the Company's contribution. Allocation of the Plan earnings to participant accounts is based on the participant's proportionate share of funds in each of the investment accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

United Dominion Industries, Inc. Compass Plan

                                                   Notes to Financial Statements
                                                      December 31, 2001 and 2000

          Vesting - Prior to May 24, 2001, vesting for participants in the employer contributions and earnings occurred at 25 percent per year. Effective May 24, 2001, all participants are 100 percent vested in all employer contributions.

United Dominion Industries, Inc. Compass Plan

                                                   Notes to Financial Statements
                                                      December 31, 2001 and 2000

Note 1 - Plan Description (Continued)

          Payment of Benefits - Participants in the Plan are able to receive their contributions and/or their pre-tax contribution account balances in a lump sum or installment payments in the event of death, disability, termination of employment, or retirement. In addition, participants are also able to obtain their contributions and/or their pre-tax account balances if, subject to Company approval, they are able to demonstrate financial hardship, as defined by the Plan.

          Loans - A participant in the Plan can borrow from the Plan an amount not to exceed (1) 50 percent of the vested balance in the participant's account if the account balance is less than $100,000 or
          (2) $50,000 if the account balance is equal to or greater than $100,000. A participant must have a minimum balance of $2,000 to be eligible for a loan. The loans are secured by the balance in the participant's account and bear interest at the prime interest rate plus 1 percent. Principal and interest are paid ratably through regular payroll deductions. The term of the loan may not exceed five years unless the loan is used for the purchase of a primary residence, in which case the term may be for up to 20 years.

          Administration - The Plan is administered by the Company's Administrative Committee, which is appointed by the Board of Directors of the Company. The Company pays all administrative expenses associated with sponsorship of the Plan.

          The Trustee and investment managers/companies have some discretion as to the investment and reinvestment of the assets of the Trust within the guidelines mutually agreed upon between them and the Company for that portion of the Trust's assets for which each has responsibility. The terms and conditions of appointment, authority, and retention of the investment managers/companies are the sole responsibility of the Company. All withdrawal payments are made by the Trustee.

United Dominion Industries, Inc. Compass Plan

                                                   Notes to Financial Statements
                                                      December 31, 2001 and 2000

Note 2 - Summary of Significant Accounting Policies

          The accompanying financial statements have been prepared on the accrual basis.

          Assets and Liabilities - Accounting policies relative to the basis of recording assets and liabilities conform with Department of Labor guidelines. Mutual funds and common trust funds are valued at the net asset values quoted by the funds' sponsors on December 31. The fair value of the Plan's interest in the master trusts is based on the beginning of the year value of the Plan's interest in the trust plus actual contributions and allocated income less actual distributions (see Note 3). Guaranteed investment contracts included in the UDI Stable Capital Master Trust are valued at contract value (which represents contributions made under the contract, plus interest at the contract rate, less funds used to pay Plan benefits), because the contracts are fully benefit-responsive. The interest rates for 2001 and 2000 range from 5.65 percent to 8.10 percent and 5.66 percent to
          8.01 percent, respectively.

          Additions, Deductions, and Changes in Net Assets - Income and expenses are recorded as earned and incurred. Dividend and interest income is recorded on an accrual basis. Purchases and sales of securities are recorded on a trade-date basis.

          Income Tax Status - The Plan constitutes a qualified plan under Sections 401(a) and 401(k) of the Code, and the related Trust is exempt from federal income tax under Section 501(a) of the Code. The Plan obtained a determination letter on June 12, 1998, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

          Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

          Reclassification - Certain balances in the 2000 financial statements have been reclassified to conform to the 2001 presentation.

United Dominion Industries, Inc. Compass Plan

                                                   Notes to Financial Statements
                                                      December 31, 2001 and 2000
Note 3 - Investments

          The Company has a trust agreement with the American Express Trust Company (the "Trustee") in which all assets of the Plan are maintained within the Trust in investment accounts for the sole benefit of the Plan, except the investments in the master trusts. At December 31, 2000, the Plan held interests in the UDI Stable Capital Master Trust and the United Dominion Company Pooled Stock Master Trust. As a result of the acquisition of United Dominion Industries, Inc., the assets of the United Dominion Company Pooled Stock Master Trust were transferred to the SPX Pooled Stock Master Trust (collectively, the "Pooled Stock Master Trusts"). The assets of the UDI Stable Capital Master Trust and the Pooled Stock Master Trusts are each in master trusts that were established for the investment of assets of the Company-sponsored employee benefit plans. Each participating savings plan has an undivided interest in the Pooled Stock Master Trusts. The assets of the Pooled Stock Master Trusts are held by the Trustee. At December 31, 2001 and 2000, the Plan's interest in the net assets of the UDI Stable Capital Master Trust was 97 percent. At December 31, 2001 and 2000, the Plan's interest in the net assets of the Pooled Stock Master Trusts was 92 percent and 89 percent, respectively. Investment income and administrative expenses related to the Pooled Stock Master Trusts are allocated to the individual plans based on average monthly balances invested by each plan.

United Dominion Industries, Inc. Compass Plan

                                                   Notes to Financial Statements
                                                      December 31, 2001 and 2000

          The following table presents the fair values of investments and investment income of the master trusts as of and for the years ended December 31, 2001 and 2000:

                                                           2001               2000
                                                       ------------       ------------
UDI Stable Capital Master Trust
   Investments at fair value:
     Common trust funds                                $ 11,476,704       $ 14,878,805
     Cash                                                   894,171          1,004,929
   Investments at contract value - Guaranteed
     interest contracts                                  42,033,635         44,282,437
                                                       ------------       ------------

          Total                                        $ 54,404,510       $ 60,166,171
                                                       ============       ============
   Investment income:
     Interest and dividends                            $  1,851,118       $  2,516,222
     Net appreciation in fair value of common
        trust fund                                        1,800,171            939,580
                                                       ------------       ------------

          Total investment income                      $  3,651,289       $  3,455,802
                                                       ============       ============

United Dominion Industries, Inc. Compass Plan

                                                   Notes to Financial Statements
                                                      December 31, 2001 and 2000

Note 3 - Investments (Continued)

                                                             2001         2000
                                                        ------------  ------------
        Pooled Stock Master Trusts
         Investments at fair value:
           SPX Corporation common stock                 $ 8,578,291    $        -
           United Dominion Industries Limited
            common stock                                         -       3,545,063
           Cash                                             137,166         73,279
                                                        -----------    -----------
                  Total                                 $ 8,715,457    $ 3,618,342
                                                        ===========    ===========

         Investment income (loss):
           Interest and dividends                       $    39,839    $    90,453
           Net appreciation (depreciation) in
            fair value of common stock                    5,402,841     (1,617,154)
                                                        -----------    -----------

                  Total investment income (loss)        $ 5,442,680    $(1,526,701)
                                                        ===========    ===========

        Investments, other than the Plan's interest in the Pooled Stock Master Trusts, that represent 5 percent or more of the Plan's net assets are separately identified as follows:

                                                            2001               2000
                                                        -------------      -------------
        AXP New Dimensions Fund                          $ 39,879,766       $ 62,901,577
        AIM Constellation Fund                             19,368,540         31,139,050
        AETC - Collective Equity Index I Fund              15,764,952         22,775,945
        American Century Income and Growth Fund            17,660,276         23,479,207
        Dreyfus Founders Balanced Fund                     14,935,021         21,557,589

Note 4 - Related Party Transactions

        Certain Plan investments are shares of a fund managed by American Express Trust Company. American Express Trust Company is the trustee as defined by the Plan. These transactions qualify as party-in-interest.

United Dominion Industries, Inc. Compass Plan

                                                   Notes to Financial Statements
                                                      December 31, 2001 and 2000

Note 5 - Nonexempt Transactions

         Included in employee contributions receivable at December 31, 2000 are participant contribution withholdings of $95,731 that were not remitted to the Plan and credited to the participants' accounts within the time-frame required by the Department of Labor. The Company identified the affected participants and has remitted the contributions to the Plan and reimbursed the affected participants for lost earnings.

         During the year ended December 31, 2000, certain participant loan repayments of $7,610 were not credited to the participants' accounts on a timely basis. The Company identified the affected participants and remitted the loan payments to the Plan and reimbursed the participants for lost earnings.

Note 6 - Asset Transfers

         During 2001, assets of plans sponsored by SPX Corporation for divisions that were sold were transferred to successor plans. During 2000, assets of plans sponsored by divisions of United Dominion Industries, Inc. were merged with this Plan or the related hourly plan, United Dominion Industries, Inc. Hourly Compass Plan. These transfers are reflected in the accompanying financial statements.

Note 7 - Subsequent Event

         In January 2002, the Plan was merged with the SPX Corporation Retirement Savings and Stock Ownership Plan. Accordingly, the assets of this Plan were transferred from American Express Trust Company to Fidelity Management Trust Company.

United Dominion Industries, Inc. Compass Plan

                                 Schedule of Assets Held for Investment Purposes
                                                  Form 5500, Schedule H, Item 4i
                                                        EIN 98-0013789, Plan 031
                                                               December 31, 2001

        (a) (b)                          (c)                                 (d)         (e)
  Identity of Issuer                 Description                           Cost   Current Value
-------------------------- --------------------------------------------- ------- ----------------
American Express Trust Co. Cash                                              *    $   222,348
American Express Trust Co. Templeton Foreign Fund - Mutual fund              *      7,913,520
American Express Trust Co. AXP New Dimensions Fund - Mutual fund             *     39,879,766
American Express Trust Co. AXP Selective Fund - Mutual fund                  *      7,623,242
American Express Trust Co. AETC - Collective Equity Index I
                             Fund - Common trust fund                        *     15,764,952
American Express Trust Co. AIM Constellation Fund - Mutual fund              *     19,368,540
American Express Trust Co. American Century Income and
                             Growth Fund - Mutual fund                       *     17,660,276
American Express Trust Co. Dreyfus Founders Balanced Fund - Mutual fund      *     14,935,021
Participants               Participant loans with interest ranging from
                             6 per cent to 10.5 per cent                     -      5,579,050

* Cost information not required

The above schedule excludes the Plan's interest in master trusts, as required by the Department of Labor's Rules and Regulations under the Employee Retirement Income Security Act of 1974.

Schedule 1

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                     UNITED DOMINION INDUSTRIES, INC.
                                     COMPASS PLAN

                                     By:    United Dominion Industries, Inc.
                                            Management Pension Committee

Date:  July 12, 2002                       By:     /s/ Christopher J. Kearney
     -------------------                       ---------------------------------
                                            Christopher J. Kearney
                                            Vice President, Secretary and
                                            General Counsel of SPX Corporation

                                  Exhibit Index

Exhibit No.                Description
-----------                -----------

23.1                       Consent of KPMG LLP

23.2                       Consent of  Plante & Moran, LLP